HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

FILE NO: 68139.1004

November 3, 2009

VIA EDGAR

Mr. Thomas Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Ellington Financial LLC
Pre-Effective Amendment No. 3 to Registration Statement on Form S-11
Filed on November 3, 2009
Registration No. 333-160562

Dear Mr. Kluck:

As counsel to Ellington Financial LLC, a Delaware limited liability company (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-11 (File No. 333-160562) (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 20, 2009.

For convenience of reference, each Staff comment contained in your October 20, 2009 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Yolanda Crittendon, Cicely LaMothe, Duc Dang and Rochelle Plesset, a courtesy copy of this letter and two courtesy copies of Amendment No. 3 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 2 to the Registration Statement filed with the Commission on October 7, 2009. The changes reflected in Amendment No. 3 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in responses are to pages of the blacklined version of Amendment No. 3. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Mr. Thomas Kluck

November 3, 2009

Summary, page 1

1.	We note your response to comment 3 of our letter dated September 30, 2009. Please revise to clarify that your disclosed debt to equity ratio does not account for all your liabilities.

RESPONSE: The Company has revised the disclosure on page 7 in the prospectus in response to the Staff’s comment.

2.	We note the revised disclosure concerning the concurrent private placement. Please provide us with a detailed legal analysis of whether the private offering should be integrated with the public offering. Please refer to Securities Act Release 33-8828 (August 3, 2007), located at http://www.sec.gov/rules/proposed/2007/33-8828fr.pdf.

RESPONSE: As disclosed in the prospectus, concurrently with the closing of the offering, the Company will sell common shares to EMG Holdings, L.P. (“EMG”), which owns a 99% interest in the Company’s manager, Ellington Financial Management LLC (the “Manager”), as well as interests in the Company and other Ellington affiliates, in a separate private placement pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder. The general partner of EMG, VC Investments L.L.C., is also the managing member of the Manager. EMG is an “accredited investor” (as defined in Rule 501 of Regulation D). As a beneficial owner of shares of the Company and an affiliate of the Manager, EMG has a substantive, pre-existing relationship with the Company and was directly contacted by the Company outside of the public offering effort. The Company hereby affirms that, and EMG will make representations in the subscription documents for the private placement acknowledging that, EMG (1) was not identified or contacted through the marketing of the public offering and (2) did not independently contact the Company as a result of the Registration Statement. The Staff, as set forth in SEC Release No. 33-8828, has taken the following position regarding the determination as to whether the filing of a registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for a concurrent unregistered offering.

Mr. Thomas Kluck

November 3, 2009

“Our view is that, while there are many situations in which the filing of a registration statement could serve as a general solicitation or general advertising for a concurrent private offering, the filing of a registration statement does not, per se, eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement. Further, it is our view that the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. This analysis should not focus exclusively on the nature of the investors, such as whether they are “qualified institutional buyers” as defined in Securities Act Rule 144A or institutional accredited investors, or the number of such investors participating in the offering; instead, companies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement. For example, if a company files a registration statement and then seeks to offer and sell securities without registration to an investor that became interested in the purportedly private offering by means of the registration statement, then the Section 4(2) exemption would not be available for that offering. On the other hand, if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with

Mr. Thomas Kluck

November 3, 2009

the Commission. Similarly, if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending.”

The interpretive guidance of SEC Release No. 33-8828 was subsequently confirmed by the Staff in the Commission’s Compliance and Disclosure Interpretations—Securities Act Sections, Question 139.25 (the “CDI”). In the CDI, the Staff confirmed that, under appropriate circumstances, there can be a side-by-side private offering, under Securities Act Section 4(2) or the Securities Act Rule 506 safe harbor, with a registered public offering without having to limit the private offering to qualified institutional accredited investors, as under the Black Box Incorporation (June 26, 1990) and Squadron, Ellenoff (February 28, 1992) no-action letters issued by the Division of Corporation Finance, or to a company’s key officers and directors, as under the “Macy’s” position.

Because EMG, as a result of its substantive, pre-existing relationship with the Company, was contacted directly by the Company regarding the private placement outside of the public offering effort and not by means of the Registration Statement, the concurrent private placement should not be integrated with the public offering.

Our Formation and Structure, page, page 11

3.	Please revise to identify the subsidiary that currently conducts your operations and holds your assets.

RESPONSE: The Company has revised the disclosure on pages 11 and 12 in the prospectus in response to the Staff’s comment.

4.	We note that you have not disclosed a percentage for the “other Ellington-Managed Funds.” Please tell us if those funds will purchase in the public offering or a private placement. If they will purchase in a private placement, please tell us when this will occur.

RESPONSE: The Company advises the Staff that the “Other Ellington-Managed Funds” are not purchasing common shares in the public offering or in a private placement.

Mr. Thomas Kluck

November 3, 2009

Use of Proceeds, page 56

5.	Please revise to reflect the possibility disclosed in the last risk factor on page 40 with the subheading “we may allocated net proceeds ... for purposes that are different in range or focus than those contemplated in this prospectus.”

RESPONSE: The Company has revised the disclosure on page 56 in the prospectus in response to the Staff’s comment.

Executive Compensation, page 110

6.	We note your response to comment 20. Please revise to disclose the dates associated with the decisions to dedicate your CFO and counsel to you. Also, please note that to the extent you have or will award any compensation under your incentive plans to your executive officers, such compensation should be fully disclosed here and in future filings.

RESPONSE: The Company has revised the disclosure on page 111 in the prospectus in response to the Staff’s comment. The Company advises the Staff that the Company has not awarded the dedicated Chief Financial Officer and dedicated in-house legal counsel any compensation under the incentive plans. The Company further advises the Staff that, to the extent it awards any compensation to the Chief Financial Officer and dedicated in-house legal counsel under the incentive plans in the future, the Company will fully disclose such compensation in future filings.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804) 788-7366

Very truly yours,

/s/ Daniel M. LeBey Daniel M. LeBey

Mr. Thomas Kluck

November 3, 2009

cc:	Eric Bothwell
Valerie Ford Jacob
Paul D. Tropp
Charles Cotter
Laurence Penn